EXHIBIT 4

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35 -                )

Filings Under the Public Utility Holding Company Act of 1935
("Act")

_______________, 1996

          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendment(s) thereto is/are available for public inspection through the Commission's Office of Public Reference.
          Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __________, 1996 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Central and South West Corporation (File No. 70-8087)
          Central and South West Corporation ("CSW"), a registered holding company, 1616 Woodall Rodgers Freeway, Dallas, Texas 75202, has filed a post-effective amendment to its application filed under sections 6 and 7 of the Act and Rule 50 thereunder.
          Pursuant to an order (the "CSW Order") of the Securities and Exchange Commission (the "Commission") dated October 4, 1993, CSW established a Dividend Reinvestment and Stock Purchase Plan (the "Plan") pursuant to which shares of CSW's Common Stock, $3.50 par value per share (the "Common Stock"), are either newly issued or purchased in the open market with reinvested dividends and optional cash payments made by registered shareholders of CSW, employees and eligible retirees of CSW or its subsidiaries and non-shareholders of legal age who are residents of the States of Arkansas, Louisiana, Oklahoma and Texas. The CSW Order authorized CSW to issue and sell Common Stock, from time to time through December 31, 1996, under Sections 6(a) and 7 of the 1935 Act and Rule 50(a)(5) thereunder in connection with the Plan.
          By supplemental order, dated January 30, 1996, CSW was authorized to make certain amendments to the Plan: (a) to increase the number of originally issued shares of Common Stock that may be offered pursuant to the Plan from 5,000,000 to 10,000,000, (b) to permit non-shareholders of legal age who are residents of all fifty States of the United States of America and the District of Columbia to participate in the Plan, (c) to increase the initial cash investment required for enrollment in the Plan by non-employees and non-retirees from $100 to $250, and (d) to change the frequency of investment in shares of Common Stock by the Plan from bi-monthly to weekly.
          CSW now requests that the authority granted to it in the CSW Order and the supplemental order referenced herein to issue and sell Common Stock under Sections 6(a) and 7 of the 1935 Act and Rule 50(a)(5) thereunder in connection with the Plan from time to time be extended through December 31, 2001.